

September 22, 2014

Via E-mail
Carlos R. Peña
General Counsel
Pioneer Energy Services Corp.
1250 N.E. Loop 410
Suite 1000
San Antonio, TX 78209

> **Re:** **Pioneer Energy Services Corp.**
> **Registration Statement on Form S-4**
> **Filed August 28, 2014**
> **File No. 333-198422**

Dear Mr. Peña:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed August 28, 2014

Prospectus Cover Page

1. In your heading and the first bullet point under "Terms of the Exchange Offer," your description of the exchange suggests that you are offering to provide to investors the "old" notes in exchange for the return of "new" notes. Please revise the cover page and similar statements which appear elsewhere in your filing to clarify.

<u>Cautionary Statement Regarding Forward Looking Statements, page i</u>

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

<u>Legality Opinions</u>

3. Please obtain and file as exhibits new or revised opinions which give effect to the following comments.

<u>Exhibit 5.1</u>

4. In the penultimate paragraph on page 2, counsel limits its opinion to Delaware law and "the internal laws of the States of New York and Texas." However, one of the registrant guarantors is organized under the laws of the State of Louisiana. Counsel's opinion must consider the law of the jurisdiction under which the registrant and all of the registrant guarantors are organized in order to provide the binding obligation opinions for each. Either obtain and file a revised opinion of counsel which does not exclude the law of a relevant jurisdiction, or obtain and file a revised version of the legality opinion filed as Exhibit 5.2 to make clear that it provides such an opinion. Alternatively, counsel may clarify that with respect to the underlying necessary determinations (as to the guarantor's valid existence, power to create the obligation, and its having taken the required steps to authorize) for the binding obligation opinion it issues related to the Louisiana guarantor, it is relying on the (revised) legality opinion rendered by named Louisiana counsel filed as Exhibit 5.2. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), "Legality and Tax Opinions in Registered Offerings," October 14, 2011 ["SLB 19"], which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

<u>Exhibit 5.2</u>

5. The assumption in paragraph D on page 3 states in part that "All parties to the Transaction Documents are duly organized, validly existing and in good standing in all jurisdictions in which they are required to consummate the transactions contemplated by the Transaction Documents." Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Insofar as an opinion will be required regarding whether Pioneer Coiled Tubing validly exists, etc., this limitation is overly broad. Please obtain and file a revised opinion without the referenced language. Refer to Section II.B.3.a of SLB 19.

6.   The assumption in paragraph G appears both unusual and overly broad. Please obtain a new or revised opinion without the assumption, or ask counsel to explain and provide supplemental support for it. Refer to Section II.B.3.a of SLB 19.

7.   In the last paragraph on page 5, counsel states that "This <u>limited</u> opinion letter is rendered for the <u>sole</u> benefit of the addressee hereof and the Securities and Exchange Commission, <u>and no other person or entity is entitled to rely hereon</u>." Insofar as the statement purports to limit reliance, please obtain and file a revised opinion without that sentence or which eliminates the broad limitations. Refer to Section II.B.3.d of SLB 19.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daryl L. Lansdale, Jr.